UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary Shares with no nominal value

(Title of Class of Securities)

87927W10

(CUSIP Number)

George E. Bushnell III, Esq.

Senior Vice President and Deputy General Counsel

Vivendi S.A

800 Third Avenue, 5th Floor

New York, New York 10022

Telecopy: (212) 572-7496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Vivendi S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 755,000,025
	8.	Shared Voting Power 1,110,000,000
	9.	Sole Dispositive Power 755,000,025
	10.	Shared Dispositive Power 1,110,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,007,701,565
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%
14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Societe D’Investissemenets et de Gestion 108- SIG 108
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,110,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,110,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,007,701,565
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, no nominal value (the “Shares”), of Telecom Italia S.p.A., a company formed under the laws of the Republic of Italy (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located atVia Gaetano Negri 120123 Milan, Italy.

Item 2. Identity and Background

This Statement is being filed by Vivendi S.A., a societe anonyme organized under the laws of France (“Vivendi”), and Societe D’Investissemenets et de Gestion 108- SIG 108, a société par actions simplifiée (SAS) organized under the laws of France (“SIG108” and together with Vivendi, the “Filing Persons”). Vivendi, together with its subsidiaries, is a company engaged in the entertainment and communications business. SIG108 is a direct wholly-owned subsidiary of Vivendi. The principal business and office address of Vivendi and SIG108 is 42 avenue de Friedland, 75008 Paris, France.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director of Vivendi and SIG108 are set forth in Schedules I-A and I-B, respectively, and are incorporated into this Item 2 by reference. The name, present principal occupation or employment and citizenship of each executive officer of Vivendi and SIG108 are set forth in Schedules II-A and II-B, respectively, and are incorporated into this Item 2 by reference.

Except as described below, during the last five years, neither Vivendi nor SIG108, nor any of the persons listed on Schedules I-A, I-B, II-A or II-B, have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In various market transactions prior to June 22, 2015, Vivendi purchased an aggregate of 255,951,544 Shares (the “Open Market Purchases”). Following the implementation on June 22, 2015 of the Hedging Transaction (as defined below) with Mediobanca – Banca Di Credito Finanziario S.P.A. (“Mediobanca”), Vivendi acquired an additional 641,750,021 Shares. On June 24, 2015, SIG108 acquired an additional 1,110,000,000 Shares upon the closing of the previously announced exercise of Vivendi’s share swap option given to it as part of the Vivendi’s sale of its Brazilian subsidiary, GVT Participacoes S.A., to Telephonica S.A., which closed on May 28, 2015 (the “Share Swap”).

The Hedging Transaction is intended to confine Vivendi’s economic exposure with respect to the 755,000,025 Shares owned by Vivendi to a negotiated range utilizing a combination of puts and calls (the “Hedging Transaction”). The Hedging Transaction is scheduled to be settled by the end of calendar 2018 (subject to certain exceptions). Subject to certain rights of Mediobanca under a pledge agreement entered into with Mediobanca as part of the Hedging Transaction, Vivendi will continue to have sole voting and dispositive power with respect to the Shares that are the subject of the Hedging Transaction. At Vivendi’s election, the Hedging Transaction may be settled in cash or through the delivery of Shares.

Item 4. Purpose of Transaction

The Filing Persons entered into the Open Market Purchases, the Hedging Transactions and the Share Swap for strategic investment purposes.

The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.

The Filing Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that it may deem appropriate to maximize the value of its investment in the Issuer, including by, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by them, or formulating other plans or proposals regarding the Issuer or securities of the Issuer to the extent deemed advisable by the Filing Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Issuer’s board of directors and management and other shareholders of the Issuer) and the general business and future prospects of the Issuer, in each case in accordance with the terms of the agreements described in Item 6 of this Schedule 13D.

Except as described elsewhere in this Schedule 13D and incorporated by reference into this Item 4 of this Schedule 13D, none of the Filing Persons or, to the best of the Filing Persons’ knowledge, the persons listed on Schedules I-A, I-B, II-A or II-B, have any current intention, plan or proposal which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of Issuer

(a) As of the date of this Statement, the Filing Persons beneficially owned in the aggregate 2,007,701,565 Shares, constituting 14.9% of the outstanding Shares. The percentage of Shares owned is based upon 13,470,955,451, as reported by the Issuer on April 15, 2015.

(b) The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover page in items 7 through 10.

(c) There have been no reportable transactions effected with respect to the Shares within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the securities being reported on this Schedule 13D described in Item 3 of this Schedule 13D.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of Issuer

Other than the matters described herein and in Item 3 and Item 4, the Filing Persons, and to the best of the Filing Persons’ knowledge, none of the persons listed on Schedules I-A, I-B, II-A or II-B, have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated: July 1, 2015

VIVENDI S.A.

By:	/s/ George E. Bushnell III
Name: George E. Bushnell III
Title: Senior Vice President and
Deputy General Counsel

SOCIETE D’INVESTISSEMENTS ET DE GESTION 108 – SIG 108

By:	/s/ Frédéric Crépin
Name: Frédéric Crépin
Title: President

SCHEDULE I-A

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of Vivendi are set forth below.

Unless otherwise specified, each person listed below is a citizen of France.

Name	Present principal occupation or employment	Principal Business Address and Citizenship (if other than France)
Management Board

Arnaud de Puyfontaine	Chairman of the Management Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Hervé Philippe	Chief Financial Officer, Vivendi	42, avenue de Friedland, 75008 Paris, France

Stéphane Roussel	Senior Executive Vice President, Development and Organization, Vivendi	42, avenue de Friedland, 75008 Paris, France

Supervisory Board:

Vincent Bolloré	Chairman of the Supervisory Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Philippe Bénacin	Co-Founder and Chairman-Chief Executive Officer, Interparfums SA	4, rond-point des Champs-Élysées 75008 Paris – France

Tarak Ben Ammar	Founder and Chief Executive Officer, Quinta Communications	32-34, rue Poussin, 75016 Paris – France Tunisian citizen

Nathalie Bricault	Marketing and Logistics Manager, Investor Relations Department, Vivendi	42, avenue de Friedland, 75008 Paris, France

Pascal Cagni	Independent director of various companies	69 Courtfield Gardens, Flat 3, London SW5 0NJ, United Kingdom

Daniel Camus	Independent director of various companies.	8, chemin de Blandonnet, 1214 Vernier, Geneva, Switzerland French and Canadian citizen

Paulo Cardoso	Assistant Treasurer, Vivendi	42, avenue de Friedland, 75008 Paris, France

Yseulys Costes	Chairwoman and Chief Executive Officer, 1000mercis	28, rue de Châteaudun, 75009 Paris, France

Dominique Delport	Chief Executive Officer, Havas Media Group global network	2 bis, rue Godefroy, 92800 Puteaux

Alexandre de Juniac	Chairman and Chief Executive Officer, Air France KLM	45, rue de Paris, Tremblay en France 95747 Roissy CDG Cedex – France

Philippe Donnet	Chief Executive Officer, Generali	Via Marocchesa 14, 31021 Mogliano Veneto – Italy

Aliza Jabès	Chairwoman, Nuxe group	19, rue Péclet, 75015 Paris, France

Virginie Morgon	Chief Operating Officer and member of the Management Board, Eurazeo	32, rue de Monceau, 75008 Paris – France

Katie Stanton	Vice President, Global Media, Twitter	1355 Market Street, San Francisco CA 94107 American citizen

Jean-René Fourtou	Honorary Chairman of the Supervisory Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Henri Lachmann	Honorary Vice-Chairman of the Supervisory Board, Vivendi/Vice Chairman of the Supervisory Board, Schneider Electric SA	35, rue Joseph Monier, 92500 Rueil-Malmaison, France

Claude Bébéar *	Honorary Chairman of the Supervisory Board, AXA Group	25, avenue Matignon, 75008 Paris, France

Pierre Rodocanachi*	Chief Executive Officer, Management Patrimonial Conseil	20, rue Quentin-Bauchart, 75008 Paris

*	Mr. Bébéar and Mr. Rodacanachi are non-voting directors.

SCHEDULE I-B

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of SIG108 are set forth below.

Name	Present principal occupation or employment	Principal Business Address and Citizenship (if other than France)
None*

*	Sig 108, a French société par actions simplifiée (SAS), has no directors and is managed by its President, Frédéric Crépin, listed below in Schedule II-B.

SCHEDULE II-A

The name and present principal occupation or employment of each member of the management team of Vivendi is set forth below.

Each of the persons identified below is a citizen of France, with the exception of Simon Gillham, who is a citizen of Britain.

The business address for each person identified below is 42, avenue de Friedland, 75008 Paris, France.

Name	Present principal occupation or employment
Arnaud de Puyfontaine	Chairman of the Management Board, Vivendi

Hervé Philippe	Chief Financial Officer and Member of the Management Board, Vivendi

Stéphane Roussel	Senior Executive Vice President, Development and Organization and Member of the Management Board, Vivendi

Frédéric Crépin	Senior Executive Vice President and Group General Counsel, Vivendi

Simon Gillham	Chairman of Vivendi Village, Senior Executive Vice President, Communications, Vivendi

SCHEDULE II-B

The name and present principal occupation or employment of each member of the management team of SIG108 is set forth below.

Each of the persons identified below is a citizen of France.

The business address for each person identified below is 42, avenue de Friedland, 75008 Paris, France.

Name	Present principal occupation or employment
Frédéric Crépin*	Senior Executive Vice President and Group General Counsel